Caribbean Villa Catering Corporation
38 Playa Laguna
Sosua, Dominican Republic
(809) 571-3363

September 11, 2009

“CORRES”

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.   20549

Attention:              Joe A. Foti, Senior Assistant Chief Accountant
Beverly A. Singleton, Staff Accountant

Re:          Caribbean Villa Catering Corporation (the “Company”)
Form 8-K filed August 11, 2009
File No. 333-151840

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of comment dated September 3, 2009. On September 10, 2009, the Company filed an amendment to the Form 8-K filed August 11, 2009 which contains revisions in response to the staff’s comments. In addition, in response to the staffs comment, we intend to have the financial statements for the year ended December 31, 2008, which were included in our Registration Statement on Form S-1 that went effective April 17, 2009, re-audited by the Company’s auditors at such time as the Company’s financial statements for the year ended December 31, 2009 are audited for the purpose of filing the Annual Report on Form 10-K for the year ended December 31, 2009.

We trust the foregoing is fully responsive to the staff’s comments.

Sincerely,

/s/ Mr. Robert Seeley